SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 19, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SHAREHOLDERS’ AGREEMENT OF
TELEMAR PARTICIPAÇÕES S.A.

Hereby:

1. AG TELECOM PARTICIPAÇÕES S.A., with head offices at Av. do Contorno, 8.123, Cidade Jardim, in the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 03.260.334/0001 -92, herein represented pursuant to its Bylaws, hereinafter referred to as "AG";

2. L.F. TEL S.A., a company with head offices at Av. Dr. Chucri Zaidan, 920, 16° andar, in the city of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.390.206/0001 -09, herein represented pursuant to its Bylaws, hereinafter referred to as "LF TEL";

3. FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, a private limited company, with head offices at Rua Lauro Muller 116, 18° andar, salas 1807/1808 (parte), Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 07.110.214/0001 -60, herein represented pursuant to its Bylaws, hereinafter simply referred to as "FUNDAÇÃO ATLÂNTICO";

4. ASSECA PARTICIPAÇÕES S.A., with head offices at Rua Pamplona, 818, conjunto 92, in the city of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 03.548.276/0001 -05, herein represented pursuant to its Bylaws, hereinafter simply referred to as "ASSECA", jointly with AG, LF TEL and FUNDAÇÃO ATLÂNTICO, the "Shareholders";

And, as “Consenting Intervenors ”,

5. TELEMAR PARTICIPAÇÕES S.A., a publicly-held corporation , with head offices at Praia de Botafogo 300, 11° andar, sala 1101 (parte), Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.107.94610001 -87, hereinafter simply referred to as "Company";

6. ANDRADE GUTIERREZ INVESTIMENTOS EM TELECOMUNICAÇÕES S.A., with head offices at Av. do Contorno, 8.123, Cidade Jardim, in the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 04.989.739/0001 -29, herein represented pursuant to its Bylaws, hereinafter referred to as "AG INVESTIMENTOS";

I. WHEREAS, on this date, the Shareholders are holders of common, registered and non-par shares of the Company’s capital stock (“Shares”), distributed among them as indicated in the table below:

Shareholders	Number of Common Shares (ON)
AG TELECOM	352,730,588
LF TEL	352,730,588
ASSECA	352,730,588
FASS	137,316,044

II. WHEREAS, shareholders representing 100% of the Company’s capital stock executed a shareholders’ agreement, bearing even date herewith, in the capacity of shareholders of the Company, regulating the rights and obligations (“General Shareholders’ Agreement”); and

III. WHEREAS, without prejudice to the General Shareholders’ Agreement mentioned in the previous WHEREAS item, the Shareholders wish to establish additional rights and obligations as shareholders of the Company, as provided for in Article 118 of Law no. 6,404, of December 15, 1976 (“Brazilian Corporate Law”).

THE PARTIES HERETO decide to enter into the present Private Shareholders’ Agreement of the Company (“Shareholders’ Agreement”), which shall be ruled by the following sections and conditions:

SECTION 1
DEFINITIONS

1.1. Without prejudice to other definitions contained in this Agreement, the following expressions shall have the meaning assigned to them below:

(a) “Affected Share” or “Affected Shares” means all common shares issued by the Company that are currently held by the Shareholders, as shown in the tableof the WHEREAS I item above, as well as those shares that irrespective of their class or type might be acquired by the Shareholders for any reason, even by means of capital reduction, share redemption, new share subscription, exercise of purchase and/or sale option of shares or of preemptive rights, conversion of debentures or other security, share split, issue of subscription bonus, mergers, spin-offs, incorporations, among others;

(b) “Agreement” or “Shareholders’ Agreement” means this shareholders’ agreement of the Company;

(c) “General Shareholders’ Agreement” means the shareholders’ agreement, bearing even date herewith, entered into by shareholders representing 100% of the Company’s capital stock;

(d) “General Meeting” or “General Meetings”, as the case may be, means, respectively, the general meeting or general meetings of shareholders of the Company, of TELE NORTE LESTE, of TELEMAR and its direct or indirect subsidiaries;

(e) “Board Member” or “Board Members”, as the case may be, means, respectively, one or more members of the Board of Directors, as defined next;

(f) “Board of Directors” means the board of directors of the Company;

(g) “Relevant Subsidiary” or “Relevant Subsidiaries” means the companies controlled by the Company, by TELE NORTE LESTE or by TELEMAR that are concessionaires or authorized representatives of telecommunication services in operation or whose revenues are equal or higher than two percent (2%) of TELEMAR’s shareholders’ equity;

(h) “Business Day” means the full-time bank working day in the city of Rio de Janeiro. For the purposes of this Agreement, all periods shall be considered, excluding the first day and including the last day;

(i) “Executive Officer” or “Executive Officers”, as the case may be, means,  respectively, one or more members of the Board of Executive Officers, as defined next;

(j) “Board of Executive Officers” means the board of executive officers of the Company;

(k) “Bylaws” means the bylaws of the Company, approved at the time of the company’s incorporation, and subsequent amendments;

(l) “Parties” means, in addition to the Shareholders and the Consenting Interveners herein indicated, the successors of any of the signatories;

(m) “Chairman” means the chairman of the Company’s Board of Directors;

(n) “Preliminary Meeting” means the meeting of representatives of Shareholders, to be held before the Preliminary General Meetings, with the purpose of defining the Shareholder’ vote to be cast in said Preliminary General Meetings;

(o) “Preliminary General Meeting” means the meeting of representatives of the shareholders of the Company within the scope of the General Shareholders’ Agreement;

(p) “TELEMAR” means TELEMAR NORTE LESTE S.A., a publicly-held company headquartered at Rua General Polidoro, 99, Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 33.000.118/0001 -79;

SECTION 2
BASIC PRINCIPLES OF THE COMPANY

2.1. The Shareholders agree to exercise their respective voting rights within the scope of the Shareholders’ Agreement herein, so as to follow the general and managerial principles of the business of TELE NORTE LESTE, TELEMAR and/or its Relevant Subsidiaries provided for in the General Shareholders’ Agreement.

SECTION 3
PRELIMINARY MEETINGS

3.1. The Shareholders shall meet prior to any Preliminary General Meeting to be held within the scope of the General Shareholders’ Agreement, so as to establish the vote to be cast at said meetings. At the Preliminary Meetings held within the scope of this Shareholders’ Agreement, each Affected Share shall be entitled to one (1) vote and the resolutions taken shall be recorded in writing and bind the votes of all Shareholders in said Preliminary General Meeting.

3.2. The matters submitted to Shareholders at Preliminary Meetings shall be resolved and approved through the favorable vote of Shareholders holding fifty percent plus one (50% + 1) of the Affected Shares.

3.3. The Preliminary Meetings held within the scope of the Shareholders’ Agreement shall comply with the following rules:

3.3.1. The Preliminary Meeting shall be held on the same date when a Preliminary General Meeting takes place, with at least two (2) hours in advance, and shall be held at the Company’s headquarters; however, it may be held by conference call or video conference.

3.3.2. The Preliminary Meeting shall be considered automatically called through the call notice of the Preliminary General Meeting, and sending an additional or specific call is not necessary.

3.3.3. The Preliminary Meeting shall only be instated with the attendance of the Shareholders, AG and LF TEL, after the restructuring of ASSECA referred to in Section 5.3, with the attendance of the Shareholders, AG, AG INVESTIMENTOS and LF TEL.

3.4. In any event, the resolutions taken at the Preliminary Meetings shall be recorded in writing and shall bind the votes of all Shareholders to be cast at the Preliminary General Meeting.

3.5. The Shareholder who does not attend the Preliminary Meeting hereby undertakes to vote at the Preliminary General Meeting in accordance with what has been decided at the duly instated Preliminary Meeting from which said Shareholder was absent, without prejudice to the provision of §9 of Article 118 of the Brazilian Corporate Law.

3.6. In the event Preliminary Meetings are not instated or if the Shareholders are deadlocked, the Shareholders shall vote at the respective Preliminary General Meeting so as to keep the status quo of the Company or of “TELES”, as the case may be.

SECTION 4
EXERCISE OF THE VOTING RIGHT

4.1. The Shareholders agree to make use of the voting right related to their Affected Shares to fully comply with the Agreement herein, and no Shareholder is allowed to enter into any other voting agreements, except for the General Shareholders’ Agreement.

4.2. In the event any Shareholder or its parent company enters in a process of bankruptcy, arrangement with creditors (concordata), court or out-of-court winding up, public intervention, or if its dissolution has been resolved, all Affected Shares held by such Shareholder shall remain subject to all the sections and conditions of this Agreement; however, the exercise of its respective voting rights shall be suspended at the Preliminary Meetings while the event (provided for in this section) that has caused this suspension lasts.

4.2.1. It is agreed that the Preliminary Meetings instatement and resolution quorums defined herein shall be observed not considering, for the respective calculation, the interest percentage of the Shareholder whose share voting rights have been suspended.

SECTION 5
 TRANSFER OF AFFECTED SHARES

5.1. This Agreement does not impair the Affected Shares transfer rules reflected on the General Shareholders’ Agreement of which the Parties are also signatories and which shall also be observed by them when applicable, especially its Sections 8.17 and 8.17.1, as well as the procedural part.

5.2. Pursuant to the provisions of the Shareholders’ Agreement herein and the General Shareholders’ Agreement for this purpose, in the event of sale of all or part of the Affected Shares held by a Shareholder to third parties, the buyer will succeed the selling shareholder in all his rights and obligations set forth herein - or proportionally to the acquired Affected Shares, in case of a partial sale, and the Agreement shall remain unchanged. If the shares are sold to any Shareholder signatory of this Agreement, the buying Shareholder shall add to the rights and obligations he already has, the rights and obligations previously held by the selling Shareholder. Whenever the Affected Shares are purchased by third parties, these shall assign a representative to take part in the Preliminary Meetings.

5.3. The Parties express their acquiescence with regard to the transfer of ASSECA’S shares issued by the Company to AG INVESTIMENTOS and LF TEL, at the proportion of fifty percent (50%) each, as a result of ASSECA’s corporate restructuring, expressly acknowledging that none of the provisions set forth in Section 8 of the General Shareholders’ Agreement shall be applied to this transfer.

SECTION 6
REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

6.1. Each Party declares and guarantees that:

  (i) it is a duly organized and validly existing entity in good financial and legal standing;
  (ii) it has all required power and authority to own the Affected Shares and perform the obligations set forth in this Agreement;
  (iii) the execution of and compliance with the Agreement have been authorized by all required instances and (a) do not or will violate any law, rule, regulation, order or decree applicable thereto, (b) nor violate its bylaws and other corporate documents;
  (iv) this Agreement represents a legal obligation that binds its signatories and is enforceable against them, according to the terms herein; and
  (v) there is no pending lawsuit that said Party is a party to, which, if adversely resolved, might have a substantial adverse effect on the financial condition of the Party or on its capacity for complying with its obligations provided for in the Agreement herein.

SECTION 7
AMENDMENT

7.1. Any amendment or modification to this Agreement may only be made or shall only bind the Parties if written and signed by all Parties.

SECTION 8
WAIVERS

8.1. If any signatory fails to demand, at any time, the fulfillment of the provisions set forth in this Agreement or fails to exercise any option, alternative or right granted thereby, this fact shall not constitute a waiver of any of its provisions nor should it affect its validity or the right, in whole or in part, of any signatory to demand future compliance with any and all provisions of this Agreement or the exercise of said option, alternative or right, except as otherwise and expressly provided for herein.

No waiver of any provision of this Agreement shall be effective with respect to the other signatories, unless stated in writing and by the legal representative of the waiving signatory.

SECTION 9
ASSIGNMENT

9.1. The rights and obligations of the Parties to this Agreement shall not be transferred or assigned in whole or in part, except as provided for in this Agreement or with the prior written consent of the other Parties.

SECTION 10
COMMUNICATIONS

10.1. All communications contemplated or allowed in this Agreement shall be in writing and shall be deemed as duly made when transmitted via telegram, facsimile or electronic data transfer (in each case subject to obtaining a receipt code or a confirmation of receipt by the addressee), or when delivered in person or sent by registered mail to the addresses of the Parties or persons authorized to receive said communications, at the addresses informed by each Party to the Board of Executive Officers.

SECTION 11
TERM OF EFFECTIVENESS

11.1. The Agreement herein shall be valid and effective for a term of forty (40) years.

11.1.1 The term of this Agreement, as set forth in this Section, may be extended for successive periods of ten (10) years, by means of a decision of the Shareholders taken at least six (6) months before the end of each term of effectiveness.

SECTION 12
FILING, ANNOTATION AND COMPLIANCE OF THE COMPANY

12.1. The Company executes the instrument herein in the capacity of intervening party, being such intervention valid as filing of the Agreement at the Company's headquarters for all legal effects, and it undertakes to file this Agreement at the headquarters of its Subsidiaries.

12.1.1 Obligations resulting from this Shareholders’ Agreement shall be registered at the Company’s and its Subsidiaries’ Records of Registered Shares, which shall bear at the margin of the Share record the following wording: “The shares indicated herein are bound by and subject to the terms and conditions of the Shareholders’ Agreement of the Company, entered into on [____], and the provisions thereof shall observe the expiration periods of said Agreement, mainly with respect to the exercise of the voting rights inherent to the shares and their transfer or encumbrance for any purpose,”. Said record prevents the performance of any acts in violation of the terms of the Agreement herein, and in such cases the Company is therefore legally authorized not to record said acts and to refuse to transfer the ownership or title of any rights over the shares encompassed by this Agreement.

12.2. The Company and its Subsidiarbiies shall be governed by the provisions of this Agreement and their respective Bylaws. In case of conflict between this Agreement and the Bylaws, the provisions of this Agreement shall prevail in relation to the Parties.

12.3. The Parties undertake, in the shortest possible time, to hold General Meetings to amend the Bylaws so as to adjust them to the provisions hereof.

SECTION 13
SPECIFIC PERFORMANCE

13.1. The Parties hereby undertake to exercise their voting rights regarding the Company and its Subsidiaries in compliance with the terms of this Agreement, through which any Party has the right to demand specific performance against the other Parties, according to provisions of Articles 466-A, 466-B and 466-C of the Brazilian Code of Civil Procedure and Article 118, §3, of Law 6,404, of December 15, 1976. Notwithstanding any provisions to the contrary included herein, the Parties are aware and agree that, if any Party fails to fulfill any obligation set forth in this Agreement, the defaulting party won’t be allowed to vote at Preliminary Meetings until the default has been remedied.

13.2. Each Party has the right to request the chairman of a General Meeting, the chairman of a Board of Directors’ meeting and/or the Chief Executive Officer (CEO) of the Company and of its Subsidiaries to declare a cast vote or a transfer of Affected Shares invalid if there is a breach of the provisions of this Agreement, irrespective of any court or out-of-court lawsuit, and it is the responsibility of the chairman of a General Meeting, the chairman of a Board of Directors’ meeting and/or the CEO of the Company and of its Subsidiaries to abide by this Agreement and make sure it is complied with, pursuant to Article 118 of Law no. 6,404, of December 15, 1976.

SECTION 14
BINDING NATURE

14.1. The terms and conditions of this Agreement shall irrevocably and irreversibly benefit and be binding upon its signatories and their respective successors on any account.

SECTION 15
GENERAL PROVISIONS

15.1. Any tolerance, by any of the Parties, as to the inaccurate, late compliance or the noncompliance with the obligations of the other party shall only be accepted singly and shall not constitute a waiver or novation of any kind.

15.2. If any section or provision herein becomes ineffectual, unenforceable or invalid, the enforceability or validity of the other sections and provisions shall not be affected, which shall remain in full force and effect. In such case, the Parties shall negotiate in good faith the substitution of the section or provision deemed ineffectual, so as to preserve the objectives and principles established in this Agreement.

SECTION 16
RESOLUTION OF CONFLICTS

16.1. The Parties shall make efforts for finding an amicable and consensual solution to disagreements or conflicts arising out of the interpretation and/or implementation of the provisions herein. The Parties hereby undertake to act in the following manner:

(i) if, after having discussions for a period of ten (10) Business Days, the Parties still do not reach an amicable solution and a consensus with regard to the disagreements or conflicts derived from the interpretation and/or implementation of the Agreement, the conflict or controversy shall be taken to an Arbitration Court, within ten (10) Business Days as from the notification of one Party to any of the other parties with reference to this matter, pursuant to Law no. 9,307, of September 23, 1996 and to the regulation of the Brazilian Mediation and Arbitration Center (“Regulation”).

(ii) the arbitration shall be governed by the rules of the Regulation, and the Brazilian Mediation and Arbitration Center shall be responsible for managing the arbitral procedure;

(iii) the Arbitration Court shall be comprised of three (3) arbitrators. One of them shall be appointed by the claimant Party (or Parties), the other by the defendant Party (or Parties), and the third arbitrator, who shall be the Arbitration Court chairman, shall be selected by the arbitrators appointed by the Parties. The third arbitrator shall be selected within ten (10) days as of the appointment of the second arbitrator. Should one of the parties fail to appoint an arbitrator, or if the appointed arbitrators do not reach a consensus as to the choice of the third arbitrator, it shall be incumbent upon the chairman of the Brazilian Mediation and Arbitration Center to appoint an arbitrator not later than ten (10) days as from the date the disagreement or omission occurred;

(iv) the place of arbitration shall be the City of Rio de Janeiro, in the State of Rio de Janeiro, and the arbitration shall be conducted in the Portuguese language;

(v) the arbitrators shall make decisions in accordance with the applicable laws of Brazil;

(vi) the arbitral decision shall be considered final and irrevocable and shall be binding upon the Parties, which expressly waive any appeal against the arbitral decision;

(vii) the Parties may appeal to the Judiciary only in the cases described next; however, this shall not constitute a waiver of the arbitration as the only means to be chosen by the Parties to resolve controversies: (i) make sure the arbitration is established (ii) obtain preliminary injunctions for protection of rights existing prior to the establishment of the Arbitration Court; and (iii) enforce any decision of the Arbitration Court;

(viii) the responsibility for paying the costs related to the arbitration shall be determined according to the Regulation.

16.2. This Agreement shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

16.3. The Parties solely and exclusively elect the Courts of the Capital of the State of Rio de Janeiro as competent to analyze and rule over matters arising out of this Agreement, pursuant to provisions of Section 16.1, item (vii), waiving any other, however privileged it may be.

IN WITNESS WHEREOF, the Agreement herein is executed in twenty-six (26) counterparts of equal tenor and content, in the presence of the two (2) witnesses below.

Rio de Janeiro, April 25, 2008.

AG TELECOM PARTICIPAÇÕES S.A.

L.F. TEL S.A.

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL

ASSECA PARTICIPAÇÕES S.A.

Consenting Intervenors :

TELEMAR PARTICIPAÇÕES S.A.

ANDRADE GUTIERREZ INVESTIMENTOS EM TELECOMUNICAÇÕES S.A.

Witnesses:

1
Name:
Individual Taxpayer's ID (CPF):

2
Name:
Individual Taxpayer's ID (CPF):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.